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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

FORM 15 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14256

Kerr-McGee (Nevada) LLC(1) (Exact name of registrant as specified in its charter)
123 Robert S. Kerr Avenue Oklahoma City, OK 73102 (405) 270-1313 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
6 1/2% Convertible Preferred Stock, per value $0.01 per share Common Stock, par value $0.01 per share 8 1/4% Senior Subordinated Notes Due 2011 (Title of each class of securities covered by this Form)
None (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☐ ☐ ☐ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☒ ☐ ☐ ☐ ☐

        Approximate number of holders of record as of the certificate or notice date: Preferred Stock: none; Common Stock: none; Senior Subordinated Notes: none..

        Pursuant to the requirements of the Securities Exchange Act of 1934 Kerr-McGee (Nevada) LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 9, 2004	By:	/s/ DAVID A. HAGER David A. Hager President and Chief Executive Officer

(1) On June 25, 2004, Westport Resources Corporation merged with and into Kerr-McGee (Nevada) LLC, a Nevada limited liability company and a wholly-owned subsidiary of Kerr-McGee Corporation (the "Successor Issuer"). In accordance with Rule 12g-4(b) promulgated under the Securities Exchange Act of 1934, as amended, this certification on Form 15 is filed by the Successor Issuer.